Exhibit 99.1

NOVADAQ TECHNOLOGIES INC.

NOTICE OF ANNUAL SHAREHOLDER MEETING

TAKE NOTICE THAT the annual meeting (the “Meeting”) of holders of common shares (the “Shareholders”) of Novadaq Technologies Inc. (the “Corporation”) will be held at the offices of Stikeman Elliott, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 in the Main Boardroom on May 22, 2013 at 9:30 a.m. (Toronto time) for the following purposes:

1.	To receive the financial statements of the Corporation for the year ended December 31, 2012, together with the report of the auditors thereon.

2.	To elect directors of the Corporation.

3.	To appoint auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration.

4.	To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by a form of proxy, the management information circular and the Corporation’s annual report to Shareholders, which includes the audited financial statements of the Corporation for the fiscal year ended December 31, 2012. Reference should be made to the accompanying management information circular for details of the above matters.

If you are unable to be present personally at the Meeting, you are requested to complete, date, sign and deposit the enclosed form of proxy with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 9:30 a.m. (Toronto time) on May 20, 2013 or 48 hours before the time of the holding of any adjourned or postponed Meeting, so that as large a representation as possible may be had at the Meeting.

If you are a non-registered shareholder and have received this notice and this management information circular from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided to you.

The board of directors of the Corporation has fixed the close of business on April 18, 2013 as the record date for the determination of holders of common shares entitled to notice of the Meeting, and any adjournment or postponement thereof.

DATED at Toronto, this 18th day of April, 2013.

By order of the Board,
Dr. Arun Menawat
Director, President and Chief Executive Officer